FITZGIBBON TOIGO & Co., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	73,536
Computer eqipment, net of accumulated depreciation of $18,900		-
Total Assets	$	73,536

LIABILITIES AND MEMBER EQUITY

Liabilities		
Accounts payable and accrued expenses	$	3,000
Total Liabilities		3,000
Commitments and Contingencies (Note 7)		
Member Equity		70,536
Total Liabilities & Member Equity	$	73,536